Exhibit 99.1

Christopher Nixon Cox Named Chairman of High-Trend International Group

SINGAPORE, March 13, 2025 / PRNewswire — High-Trend International Group (NASDAQ: HTCO) (the “Company”), an international shipping company, today announced the appointment of Christopher Nixon Cox, as Chairman of the Company, effective immediately. Mr. Cox, a venture capitalist and advocate for socially impactful investing, will leverage his extensive expertise in global markets and sustainability to drive the Company’s strategic growth in innovation-driven sectors. Mr. Jinyu Chang resigned as Chairman while remaining a director of the Company. The Company also named Mr. Bo Cui as its new Chief Legal Officer, underscoring its commitment to strengthening governance and global compliance amid rapid expansion.

Mr. Christopher Nixon Cox has served as a member of the board of directors of Alto Neuroscience, Inc. (ANRO on NYSE) since April 2022. Since December 2021, Mr. Cox has served as Chief Executive Officer of Lightswitch Capital, a private equity firm dedicated to funding breakthrough therapies for severe diseases and advancing green infrastructure in emerging markets. In addition, Mr. Cox has served as Chief Executive Officer of Argali Carbon Corporation, a carbon offset developer, since November 2022 and of BioSource Feed Corporation, a pioneer in sustainable agriculture, since October 2023. From December 2018 until March 2020, Mr. Cox served as Vice Chairman of Brightsphere, Inc., a publicly traded asset manager. Mr. Cox has also served as the Managing Partner and co-founder of OC Global Partners LLC, a financial services company, since October 2006.

Previously, Mr. Cox served as a corporate associate at the law firm of Weil, Gotshal & Manges LLP from 2004 to 2006. Mr. Cox received a J.D. degree from the New York University School of Law, a certificate in Finance from New York University Stern School and a B.A. degree in Politics from Princeton University.

As the grandson of President Richard Nixon, Mr. Cox upholds his family’s legacy of public service and international diplomacy. He serves on the Board of the Richard Nixon Foundation and founded the Sunswyck Foundation to strengthen U.S.-China relations.

Mr. Cui joins HTCO with over two decades of experience in cross-border finance, mergers and acquisitions, and large-scale infrastructure investments. During his tenure as Director of Investments at HNA Group, a global aviation, travel, and financial services conglomerate, he led a team of 10 across Hong Kong and New York to execute over $10 billion in strategic deals. A licensed attorney in New York and USPTO-registered patent practitioner, Mr. Cui holds a Juris Doctor degree from Georgetown University Law Center and a B.S. degree in Mathematics and Computer Science from the University of Illinois.

Shixuan He, CEO of the company commented that, “Mr. Cox’s appointment marks a milestone in the Company’s development, and his expertise will be instrumental in advancing our maritime low-carbon initiatives. His deep understanding of capital markets and experience in frontier green technologies align with our vision to become a leader in ocean-based decarbonization. Equally critical is his ability to strengthen our traditional shipping operations in the U.S.”

Mr. He added: “We are equally thrilled to welcome Bo Cui as our Chief Legal Officer. His proven track record in managing complex cross-border investments, regulatory compliance, and technology-driven ventures will be invaluable as we navigate global markets and accelerate our green transition. Bo’s dual expertise in law and emerging technologies positions him uniquely to lead our legal strategy and risk management efforts.”

About High-Trend International Group

High-Trend is an international shipping company.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2024. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

High-Trend International Group

#06-17 PAYA LEBAR SQUARE

60 PAYA LEBAR ROAD

SINGAPORE 409051

Attention: Tracy Xia

Email: tracyxia@htcoint.com